                                                               File No. 70-9577

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                AMENDMENT NO. 6 (POST-EFFECTIVE AMENDMENT NO. 4)
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                         Cinergy Global Resources, Inc.
                         Cinergy Capital & Trading, Inc.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                    (Name of companies filing this statement
                   and address of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

                                Wendy L. Aumiller
                               Assistant Treasurer
                                  Cinergy Corp.
                                 (address above)

                     (Name and address of agent for service)

                        Please direct communications to:

                        George Dwight II/ Senior Counsel
                                  Cinergy Corp.
                             (mailing address above)
                                513-287-2643 (ph)
                                513-287-3810 (f)
                               gdwight@cinergy.com

William C. Weeden                                    William T. Baker, Jr.
Skadden Arps Slate Meagher & Flom                    Thelen Reid & Priest LLP
1400 New York Avenue, N.W.                           40 West 57th Street
Washington, D.C.  20005                              New York, New York  10019
202-371-7877 (ph)                                    212-603-2106 (ph)
202-371-7012 (f)                                     212-603-2001 (f)
wweeden@skadden.com                                  wbaker@thelenreid.com
                                                     ---------------------

     Preliminary Note: This amendment supersedes in its entirety  Post-Effective
Amendment No. 3, filed herein on April 30, 2001.

         A.       Background:  June 2000 Order

         By order dated  March 23, 1998 (HCAR No.  26848)  ("100%  Order"),  the
Commission  amended  certain prior orders issued to Cinergy Corp.  ("Cinergy" or the "Company"),  a Delaware corporation and registered holding company under the
Public Utility Holding Company Act of 1935, as amended (the "Act"),  authorizing
Cinergy to use the  proceeds  of  certain  financing  transactions  to invest in exempt  wholesale  generators  as defined in section 32 of the Act  ("EWGs") and foreign  utility  companies  as defined in section 33 of the Act  ("FUCOs"  and,
together  with  EWGs  "EPAct  Projects"),   provided  that  Cinergy's  aggregate
investment  in EPAct  Projects  did not exceed  100% of  Cinergy's  consolidated retained earnings ("100% Limit"), subject to certain conditions.1

         Pursuant to an application  as amended filed in this docket  originally on November 16, 1999, Cinergy,  among other things,  requested greater authority to invest in EPAct Projects.  Specifically,  Cinergy  proposed to apply proceeds from proposed  financing  transactions to make  additional  investments in EPAct
Projects, subject to the following limitations:

o    EPAct  Projects  Limit.  Cinergy's  aggregate  investment in EPAct Projects would  not  exceed  the sum of (a) an  amount  equal  to 100% of  Cinergy's consolidated  retained  earnings,  plus (b) $ 2,000,000,000,  excluding any investments  subject to the Restructuring  Limit,  defined below (together,
     "EPAct Projects Limit").

o    Restructuring  Limit.  With  respect  solely to the  transfer of  Cinergy's utility  subsidiaries'  generating  assets  to one or more  EWG  affiliates
     ("Restructuring   Subsidiaries"),   Cinergy's   aggregate   investment   in
     Restructuring  Subsidiaries  would  not  exceed  the net book  value of the generating assets at the time of transfer  ("Restructuring Limit"). The net book value of Cinergy's utility subsidiaries' generating assets at December
     31, 1999 was approximately $ 2.9 billion.

         By order dated June 23, 2000 in this file (HCAR No.  27190) ("June 2000
Order"), the Commission  authorized Cinergy,  from time to time through June 23,
2005 ("Authorization  Period"), to use proceeds of securities issued pursuant to authority  granted in the June 2000 Order for an aggregate  investments in EPAct
Projects  equal  to  Cinergy's  aggregate  investment  at  June  23,  2000  plus
$1,000,000,000 ("Investment Limitation"). Cinergy's aggregate investment at June
23, 2000 was $731 million and  accordingly  the Investment  Limitation is $1.731 billion. In the June 2000 Order, the Commission  reserved  jurisdiction over any increase in Cinergy's  aggregate  investment by an aggregate amount greater than the Investment Limitation. (The  application-declaration in this file, including the exhibits  thereto,  as amended prior to the date of the June 2000 Order,  is hereinafter referred to as the "Existing Record.")

         On  December  12,  2000,   Cinergy   announced  that  its  wholly-owned
nonutility subsidiary, Cinergy Capital & Trading, Inc. ("CC&T"), and Enron North
America had signed a  definitive  agreement  under which CC&T will  purchase two natural gas-fired  merchant  generating  facilities  located in the southeastern
United States (the "Enron Transaction"). The generating facilities are EWGs with approximately  1000  megawatts  of rated  capacity.  This is  Cinergy's  largest transaction  since its 1996 acquisition  with GPU, Inc. of Midlands  Electricity plc, a FUCO operating in the United Kingdom ("Midlands").

         Cinergy estimates that its aggregate investment at December 31, 2000 is approximately $1.368 billion.  This total includes the Enron Transaction,  which has not yet closed.  Pursuant to the Investment Limitation,  therefore,  Cinergy has only  $363  million  available  for  further  investments.  That  amount  is insufficient to accommodate  Cinergy's growth strategies and anticipated  future investments in EPAct Projects.2

B.       Request for Supplemental Order; Continued Reservation of Jurisdiction

         Cinergy now requests that the Commission issue a supplemental  order in this proceeding at the earliest  practicable date,  authorizing Cinergy to apply financing proceeds authorized in the June 2000 Order, from time to time over the
Authorization  Period,  for additional  investments in EPAct Projects;  provided that  Cinergy's  aggregate  investment  does not at any time  exceed  the  EPAct
Projects Limit.

         The EPAct  Projects Limit would  supersede the  Investment  Limitation, effective on the date of the Commission's order.  Cinergy's aggregate investment in EPAct  Projects,  as of the date of the  effectiveness  of the EPAct Projects
Limit,  would count against this new  investment  ceiling.  (As noted above,  at
December 31, 2000,  Cinergy's  aggregate  investment  was  approximately  $1.368 billion.)  Cinergy  reaffirms that it will continue to abide by the restrictions and other terms and  conditions  contained in the letters  previously  submitted into this file by the Ohio, Indiana and Kentucky commissions.

         Pending  completion of the record,  Cinergy  requests the Commission to reserve  jurisdiction  over (1) any use of proceeds of financings  authorized by the Commission for any  transaction  that would be subject to the  Restructuring
Limit,  and  (2) any  increase  in  Cinergy's  total  capitalization  (excluding retained  earnings and accumulated other  comprehensive  income) by an aggregate amount greater than the $5 billion authorized in the June 2000 Order.

         C.       Satisfaction of rule 53(c)

         Cinergy's proposal to make recourse investments in EWGs and FUCOs in an amount not to exceed the EPAct  Projects  Limit is  consistent  with rule 53(c).
Investing at that level--

o    "will not have a substantial adverse impact upon the financial integrity of
     [Cinergy's] holding company system;" and

o    "will not have an adverse impact on any utility subsidiary of [Cinergy], or its  customers,  or on the  ability of any  affected  State  commission  to protect such utility or its customers."

         The Existing Record  provides a compelling  basis for Cinergy to invest not  merely  at the  $1.7  billion  level,  but  also at the  higher  level  now requested.  Since  submission  of that  evidentiary  record,  there have been no material adverse  developments  affecting the financial integrity of Cinergy and its utility subsidiaries. Rather, the material developments have been positive.3

         For example, Cinergy's retained earnings and market capitalization have increased.  Cinergy's  consolidated retained earnings (as defined in rule 53(a))
increased from $1.023 billion at year-end 1999 to $1.151 billion at December 31,
2000.  Cinergy's market  capitalization  increased from $3.8 billion at December
31, 1999 to $5.6 billion at December 31, 2000.

         In August 2000, the Ohio commission approved a comprehensive settlement agreement  among Cinergy's Ohio utility,  The Cincinnati Gas & Electric  Company
("CG&E"), and interested parties with respect to CG&E's proposed transition plan implementing Ohio's electric industry restructuring legislation.4 The settlement fully  implements  customer  choice in accordance with the provisions of the new law -- under which,  beginning  January 1, 2001,  all of CG&E's retail  electric customers can choose  electricity  suppliers and  non-switching  customers  will enjoy an extended  rate freeze on the  generation  portion of electric  rates --
while at the same time accommodating the interests of Cinergy's investors.

     In  connection  with these events,  CG&E has  discontinued  application  of
Statement of Financial  Accounting Standards No. 71, "Accounting for the Effects
of Certain Types of Regulation," for the generation portion of its business. The effect of this change on CG&E's results of operations and financial condition is immaterial.  Additionally,  with reference to Statement of Financial  Accounting
Standards No. 121,  "Accounting for the Impairment of Long-lived  Assets and for
Long-lived Assets to be Disposed Of," Cinergy's  analysis  indicates that future revenues  will be sufficient  to recover the costs of CG&E's  generating  assets over their estimated  remaining  useful lives.  Therefore,  CG&E is incurring no write-off as a result of the resolution of its transition case.

     Aside from these developments directly affecting the Company, Cinergy notes that since the June 2000 Order, the Commission has authorized another registered holding  company  to invest  up to $4  billion  in EPAct  Projects.  See  Exelon
Corporation, et al., HCAR No. 27296, Dec. 8, 2000 ("Exelon").

     For the following  reasons,  in addition to those just  mentioned,  Cinergy believes  that its  present  proposal  satisfies  the  criteria  of rule  53(c), including as applied in Exelon.

                  1.       Project review procedures/risk mitigation

     First  and  foremost,  Cinergy  subjects  potential  investments  in  EPAct
Projects to a series of rigorous  project review  screens before  committing any funds,  and once funds have been  invested,  Cinergy  closely  monitors  project performance, using effective techniques to mitigate project risks.

     Wherever  practicable,  Cinergy  finances EPAct Projects with  non-recourse debt.  Cinergy's  acquisition of its interest in Midlands was financed with $800 million in non-recourse  bank borrowings,  in addition to Cinergy's $500 million equity investment.

     More  generally,  Cinergy's  portfolio  diversification  approach serves to mitigate the risks  presented by any single  project.  Open access  transmission service and the growing demand for new  generating  capacity also mitigate risks of domestic EWG projects.

     For more  information with respect to Cinergy's  project review  procedures and risk  mitigation  measures,  see the Existing Record at Item 3.A. There have been no material changes to these review procedures and risk mitigation measures as therein described.

                  2.      Financial results and other benefits/prior investments

     Cinergy  has   considerable   experience  with  EPAct   Projects,   holding
significant  investments in both domestic EWGs and FUCOs.5 Although the risks of these  investments in many respects  overlap,  FUCO  investments pose additional risks as the Commission has  repeatedly  emphasized.  Cinergy has a proven track record of selecting and developing projects,  successfully managing these risks, and  extracting  maximum  value.  Cinergy's  investments  in EPAct Projects have contributed positively to Cinergy's earnings.

     Nearly  five years ago,  for  example,  Cinergy  acquired  its 50% stake in
Midlands,  which it held for three years,  and ultimately  sold at a substantial profit in 1999.  Midlands  represents  Cinergy's  largest  single EPAct  Project investment to date.

     The  Commission  has had  occasion  to  review  Cinergy's  performance  and
procedures   several  times  already  --  in  connection  with  the  1998  order authorizing Cinergy to invest at a level equal to 100% of consolidated  retained earnings6 and most recently in connection with the June 2000 Order.

     For more information  with respect to financial  results and other benefits associated  with Cinergy's  prior  investments,  see the Existing Record at Item
3.B.

                  3.       Current financial condition

     Capitalization  ratios,  credit ratings and other financial  factors attest that Cinergy and its utility subsidiaries are in sound financial condition.

     At December 31,  2000,  consolidated  common  equity of Cinergy and its two primary utility  subsidiaries,  CG&E and PSI Energy,  Inc., an Indiana  electric utility ("PSI"), comprised 40.4%, 50.6% and 43.2%, respectively,  of their total consolidated  capitalizations.  The common equity  component of Cinergy's  other significant  utility  subsidiary,  The Union Light,  Heat and Power  Company,  a
Kentucky electric and gas utility ("ULH&P"),  was 58.6% of total  capitalization at the same date. These percentages are well above the Commission's  traditional
30% benchmark.7  (CG&E, PSI and ULH&P are collectively  referred to below as the
"Operating Companies.")

     In any  event,  pursuant  to the terms  and  conditions  applicable  to the general  financing  authorization  granted in the June 2000  Order,  significant additional  restrictions come into play if Cinergy's  consolidated common equity would  fall  below  30%,  other  than as a  result  of state  electric  industry restructuring.  In that  event,  without a further  order  from the  Commission,
Cinergy would be precluded from issuing any additional debt.

     At December 31, 2000, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies.8 The following ratings were in effect:

                  Fitch             Moody's9         S&P10

                  BBB+              Baa2             BBB+

     In any  event,  pursuant  to the terms  and  conditions  applicable  to the general  financing  authorization  granted  in  the  June  2000  Order,  further restrictions  are triggered if Cinergy's  senior unsecured debt would fall below investment  grade.  Specifically,  Cinergy has  committed  that without  further authorization  from the  Commission,  it will not issue any  additional  debt to finance  investments  in EPAct  Projects  (other than in  connection  with state electric industry  restructuring) if, upon original  issuance,  Cinergy's senior debt obligations are not rated  "investment  grade" by at least two of the major ratings agencies.

     At  December  31,  2000,  Cinergy's  consolidated  retained  earnings  were
approximately   $1.179   billion.   As   noted   earlier,   Cinergy's   trailing
four-quarters'  average  consolidated  retained  earnings at  December  31, 2000
(i.e.,   "consolidated  retained  earnings"  as  defined  in  rule  53(a))  were approximately  $1.151  billion,  an increase over the  corresponding  average at
December 31, 1999.

     Securities of the Operating  Companies are highly rated by the major rating agencies. The ratings in effect at December 31, 2000 are:

                                       Fitch             Moody's11         S&P12
                                       -----             ---------         -----
     CG&E
         Secured Debt               A-               A313              A-
         Senior Unsecured Debt      BBB+             Baa1              BBB+
         Junior Unsecured Debt      BBB              Baa2              BBB
         Preferred Stock            BBB              baa1              BBB

     PSI
         Secured Debt               A-               A3                A-
         Senior Unsecured Debt      BBB+             Baa1              BBB+
         Junior Unsecured Debt      BBB              Baa2              BBB
         Preferred Stock            BBB              baa1              BBB

     ULH&P
         Unsecured Debt             N/R14            Baa1              BBB+

     Additional  project  investments  will not have a  negative  impact  on the
Operating  Companies'  ability to fund  their  operations,  since the  Operating
Companies  do not depend on Cinergy for  capital.15  Since the merger,  with the exception of a December 1994 $160 million capital  contribution  from Cinergy to
PSI, 16 the Operating  Companies have financed their capital needs entirely with their own internal  funds and proceeds of external  financings by them.  Cinergy does not  currently  anticipate  a need to make any  equity  investments  in the
Operating Companies over the Authorization Period (i.e., through June 23, 2005), other than possibly  capital  infusions  aggregating  up to  approximately  $300 million over this five-year period.

                  4.       Protection of Operating Companies; state letters

     The Operating  Companies  will remain  insulated from the direct effects of
EWG and FUCO investments.

     In the first  place,  all of  Cinergy's  EPAct  Projects  are  legally  and structurally  separate from the Operating Companies,  held in separate ownership chains below Cinergy by various intermediate  special-purpose nonutility holding companies. Consequently, any losses in connection with EWGs and FUCOs would have no  direct  effect  on the  wholesale  or  retail  electric  or gas rates of the
Operating Companies.

     Second,  Cinergy  reaffirms  that it will not seek recovery  through higher rates to the  Operating  Companies'  utility  customers  in order to  compensate
Cinergy for any losses it may sustain on  investments  in any EPAct  Projects or for any inadequate returns on those investments.

     Third, in accordance with sections 33(f) and (g) of the Act:

o    no  Operating  Company has issued any security for the purpose of financing the  acquisition,  ownership or operation of any FUCO in which  Cinergy has invested;

o    no Operating  Company has assumed any obligation or liability as guarantor, endorser, surety or otherwise in respect of any security issued by any FUCO in which Cinergy has invested; and

o    no  Operating  Company  has pledged or  encumbered  any part of its utility assets for the benefit of an associate FUCO.

     Fourth,  no  Operating  Company  has engaged in any such  transaction  with respect to any EWG in which  Cinergy has  invested  to date.  Nor in the future,
Cinergy  reaffirms,  will the Company cause or permit any  Operating  Company to engage in any such transactions with respect to any FUCO or EWG in which Cinergy invests,  except  potentially  in  connection  with the  transfer of  generation facilities  currently owned by CG&E and PSI to one or more EWG affiliates (as to which see the next paragraph).

     Fifth, with regard to any transfer of CG&E and PSI generating facilities to
EWG affiliates,  Cinergy reaffirms that any such transaction will conform in all respects to the  requirements of section 32 of the Act,  including in particular the  requirement  for certain  enumerated  findings from  Cinergy's  three state commissions as a condition to such transfer.

     Sixth,  Cinergy has complied and reaffirms  that it will continue to comply with the other  conditions  of rule 53(a)  conferring  specific  protections  on customers of the Operating Companies and their state commissions, namely:

o    the  requirements  of rule 53(a)(2)  regarding the  preparation  and making available  of books and  records  and  financial  reports  regarding  EPAct
     Projects;

o    the  requirements  of rule 53(a)(3)  regarding the limitation on the use of
     Operating Company employees in connection with providing  services to EPAct
     Projects; and

o    the requirement of rule 53(a)(4) regarding filing of copies of applications and reports.

     With respect to relevant financial benchmarks specifically  contemplated by the terms of rule 53, none of the conditions enumerated in paragraph (b) thereof is applicable:

1.   there has been no  bankruptcy  of a Cinergy  associate  company  (cf.  rule
     53(b)(1));

2.   Cinergy's consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the  preceding  four quarterly periods (cf. rule 53(b)(2)); and

3.   Cinergy has never reported a full-year "operating loss" attributable to its
     EPAct Projects (cf. rule 53(b)(3)).

Cinergy  reaffirms  that it will notify the  Commission in writing if any of the circumstances  described  in rule 53(b) arise during the  Authorization  Period.
Cinergy will remain in compliance  with the  requirements  of Rule 53(a),  other than Rule 53(a)(1), at all times during the Authorization Period.

     Further,  in addition to providing the affected state commissions  (namely, the Ohio,  Indiana and Kentucky  commissions)  with copies of FUCO notices filed with this Commission and EWG  applications  filed with the FERC -- apprising the state  commissions  of each  specific  project in which the  Company  invests --
Cinergy will continue to furnish to these state  commissions,  concurrently with submission to the Commission,  copies of the quarterly  reports Cinergy files in this docket pursuant to rule 24 and the June 2000 Order.

     Finally,  prior to filing the original  application,  Cinergy held numerous meetings  with the  commissioners  and staff of the Ohio,  Indiana and  Kentucky commissions. In February and March, 2000, these commissions submitted letters to the Commission  stating that, based on the commitments of Cinergy and subject to the  qualifications  referred to or stated in the  letters,  Cinergy's  Original
Investment Proposal would not have an adverse impact on their ability to protect
Cinergy's  utility  subsidiaries  or  their  retail  customers.  Cinergy  hereby reaffirms that it will continue to abide by the restrictions and commitments set forth in these letters.

                  5.       1994 merger commitments/Ohio electric deregulation

     Cinergy's 1994 merger  commitments,  and Ohio's 1999 legislation  providing for customer  choice in the supply of electricity,  provide  further  assurances that the proposed transactions will not adversely affect the Operating Companies or their customers or the affected state commissions.

     For more  information  with respect to the merger  commitments and the Ohio legislation  as it  relates  to these  concerns,  see  Item 3.F of the  Existing
Record. See also HCAR No. 26146, Oct. 21, 1994 (approving the Cinergy merger and related transactions).

     For all the  foregoing  reasons,  the  undersigned  companies  respectfully request that the Commission issue the supplemental order requested herein at the earliest practicable date.

                                    SIGNATURE

     Pursuant to the  requirements  of the Public Utility Holding Company Act of
1935,  the  undersigned  companies  have duly  caused  this  amendment  to their application-declaration on Form U-1 to be signed on their behalf by the officers indicated below.

Dated:  May 15, 2001

                                            CINERGY CORP.

                                            By: /s/Wendy L. Aumiller
                                                Assistant Treasurer

                                            CINERGY GLOBAL RESOURCES, INC.

                                            By: /s/Wendy L. Aumiller
                                                Assistant Treasurer

                                            CINERGY CAPITAL & TRADING, INC.

                                            By: /s/Wendy L. Aumiller
                                                Assistant Treasurer

--------
1 As used in the 100% Order and herein, "aggregate investment" and "consolidated retained earnings" have the meanings given in rule 53(a)(1) under the Act.

2 As part of the  Existing  Record,  Cinergy  submitted  as  Exhibit  M, under a request for  confidential  treatment,  a certain  Financing Plan,  including pro
forma  financial  projections   ("Financing  Plan").  Among  other  things,  the
Financing Plan assumed a cumulative  level of investments in EPAct Projects over the period covered commensurate with Cinergy's request. Cinergy hereby reaffirms that the cumulative  investments  in EPAct  Projects  contained in the Financing
Plan remains a reasonable  proxy for the level of  investments  contemplated  in
Cinergy's growth strategy and, moreover,  fully supports the level of investment authority  Cinergy now  requests.  More  broadly,  as discussed at length in the
Existing Record, investments in EPAct Projects,  including nonutility generation in the United States, are a cornerstone of Cinergy's growth strategy.

3 On December 21, 2000, Cinergy, CG&E, and PSI reached an agreement in principle
("EPA Agreement in Principle")  with the U.S.  Environmental  Protection  Agency
("EPA"),   the  Department  of  Justice,   several  northeast  states,  and  two
environmental  groups that could serve as the basis for a negotiated  resolution of Clean Air Act claims and other related  matters  brought  against  coal-fired power plants owned and  operated by CG&E and PSI.  The  complete  resolution  of these issues is contingent upon  establishing a final agreement with the EPA and other parties.  (See also the footnotes infra regarding the recent announcements with respect to Cinergy by various ratings agencies.) Under the terms of the EPA
Agreement in  Principle,  EPA and the other  plaintiffs  have agreed to drop all challenges  of past  maintenance  and  repair  activities  at  CG&E's  and PSI's coal-fired power plants. In addition,  CG&E and PSI would be allowed to continue on-going activities to maintain  reliability and availability without subjecting the plants to future litigation  regarding federal permitting  requirements.  In return  for  resolution  of  past  claims,  future  operational  certainty,  and protection of system wide demand growth,  Cinergy, CG&E and PSI have tentatively agreed to: o shut down or repower with natural gas nine small coal-fired boilers at three power plants  beginning in 2004; o build four additional SO2 scrubbers, the first of which must be operational by December 31, 2007; o upgrade  existing pollution control systems; o phase in the operation of NOX reduction  technology year-round starting in 2004; o retire 50,000 tons of SO2 allowances between 2001 and 2005 and  reduce  Cinergy's  SO2 cap by 35  percent  in 2013;  o pay a civil penalty of $8.5 million to the U.S. government; and o implement $21.5 million in
environmental   mitigation  projects.  The  estimated  cost  for  these  capital expenditures  is  expected  to be  approximately  $700  million.  These  capital expenditures  are in addition to Cinergy's  previously  announced  commitment to install  NOX  controls  over  the  next  five  years  at an  estimated  cost  of approximately $700 million. In reaching the tentative agreement,  Cinergy,  CG&E and PSI did not admit any  wrongdoing  and remain free both to continue  current maintenance practices and to implement future projects for improved reliability.

4 The legislation is codified at Ohio Rev. Code  Ann.ss.4928.01 et seq. (Baldwin
2000).  The Ohio  commission's  order is  available  electronically,  see In the
Matter of the Application of The Cincinnati Gas & Electric  Company for Approval
of its Electric Transition Plan, Etc., Case Nos.  99-1658-EL-ETP et seq., Public
Utilities Commission of Ohio, 2000 Ohio PUC LEXIS 814, August 31, 2000.

5 Cf. Exelon, supra (no prior FUCO investments).
      ------

6 HCAR No. 26848, March 23, 2000.

7 Cf. Exelon,  supra (consolidated  common equity below 30%; commitment to raise to 30% by June 30, 2002).

8 The major rating  agencies are Standard & Poor's  Corporation  ("S&P"),  Fitch
Investor Service  ("Fitch") and Moody's Investor  Service  ("Moody's").  Another
rating agency, Duff & Phelps, was recently merged into Fitch.

9 On January 22,  2001,  Moody's  assigned  "negative  outlooks" to the debt and preferred  stock  securities  of Cinergy and the  Operating  Companies.  Moody's
stated that it took this action in  response to (1) the Enron  Transaction;  (2)
the EPA Agreement in Principle;  and (3) "the continuing uncertainty surrounding
CG&E's post-deregulation  corporate and financial structure." It should be noted
that even if  Moody's  ultimately  determines  to  reduce  its  current  ratings assigned to Cinergy and the Operating Companies,  Cinergy could drop one "notch"
and the Operating Companies up to two "notches" under the Moody's ratings system
and  still  remain  investment  grade.  10  On  December  12,  2000,   following
announcement of the Enron Transaction,  Standard & Poor's placed its ratings for
Cinergy,  CG&E, PSI and ULH&P on "credit watch with negative  implications." S&P stated that it expects to resolve the credit watch  listing  after review of the ultimate financing plan for this acquisition,  as well as the Company's strategy in Ohio with  regard to the  separation  of CG&E's  generating  assets  from its regulated  transmission and distribution assets. It should be noted that Cinergy and the  Operating  Companies  could each slip two  "notches,"  as a result of a downgrade  by S&P,  and still  remain  investment  grade  under the S&P  ratings system.

11 See the  footnote  supra  regarding  the  January 22,  2001  announcement  by
Moody's.

12 See the footnote supra regarding the December 12, 2000 announcement by S&P.

13 An "A3" rating from Moody's is  equivalent  to an "A-" rating from any of the other three agencies.

14 Not rated.

15 Cinergy makes  short-term  loans to the  Operating  Companies  under,  and in accordance  with the  Commission  authorization  granted  with  respect  to, the
Cinergy system "money pool." See HCAR Nos. 26723,  May 30, 1997 & 26362,  August
25, 1995.

16 In December 1994 Cinergy  issued and sold over 7 million shares of its common stock to the public and  contributed  $160  million of the net  proceeds  to the equity capital of PSI (see Rule 24 certificate  in File No.  70-8477).  PSI used the funds for general  corporate  purposes,  including  repayment of  short-term indebtedness incurred for construction financing.